Exhibit 99.1

CEO email message to Blueprint employees

E-mail Subject: Blueprint and Sanofi announce combination to accelerate leadership in immunology

From: Kate Haviland

To: All Blueprint employees and contractors

Confidential – Internal Use Only

Blue Crew,

Since our inception, Blueprint has worked towards our singular mission to alleviate human suffering through innovative and life-changing medicines. We have always measured our success in the number of people around the world whose lives are better, healthier and easier because of the work we do.

And we are delivering on our mission with AYVAKIT®/AYVAKYT® (avapritinib), which is the culmination of more than a decade of pioneering research in systemic mastocytosis (SM). This medicine – that we invented – is now having a profound and meaningful impact on the lives of thousands of patients with SM. Across our industry, this achievement is rare, and I’m incredibly proud of our work together to build a special company that is positively impacting the world.

Today, we announced that we have reached an agreement to join Sanofi (see attached press release), as we work together to bring the innovation we are driving across our business to more patients around the world. Sanofi has the resources and reach to make our vision a reality faster and at a larger scale. As many of you know, Sanofi is a global leader in rare diseases and immunology, and has a long history of serving patients around the world and solving important medical needs at scale.

This transaction is an exceptional recognition of the value we collectively have created for patients with the research, development and global commercialization of AYVAKIT, as well as our R&D pipeline, including elenestinib and BLU-808. This next chapter holds the potential to amplify our mission, not change it – and what I ask today is that we all remain grounded in the purpose that brought us here.

As we all process this news, I know that the change it represents will bring forward a range of feelings and questions. That is okay and we will meet this moment together, with honesty, optimism, and empathy, as we always have. I believe this change creates space for new possibilities and a chance to unlock untapped potential.

At Blueprint, it's in our DNA to pioneer new ground. Time and again, as a team we have turned uncharted territory into deep expertise. We have managed significant ambiguity and relentless change to build a truly distinctive company that has and continues to deliver meaningful value. All our effort has led to this very moment of recognition and opportunity.

So what happens now?

What happens next is a continued commitment to transparency, collaboration, and shared understanding – and your voice is an essential part of that. I invite you to join a company meeting later today at 10:00 am ET / 4:00 pm CET where we’ll share more, answer the questions we can, and navigate this next step together. Please keep an eye out for the calendar invitation this morning.

In addition, later today we will post a dedicated page on Blink with a repository of information, including FAQs for employees as well as approved messages to help you respond to any inquiries from your external stakeholders including customers, business partners and vendors, if needed. Over time, we will update this content when needed, with a commitment to communicate transparently.

Until the transaction officially closes – anticipated in the third quarter of 2025 – both companies will continue to operate independently, guided by our existing leadership and structure. During this time, we must continue to focus on our current priorities and day-to-day responsibilities to meet our commitments to the patients and healthcare providers who rely on us, and to set the foundation for the work we will do together with Sanofi in the future. Our values are deeply rooted and will continue to ground us as we focus on what matters most: delivering on our commitments, making a meaningful difference in the lives of patients, and supporting each other’s wellbeing.

If in the coming weeks you receive any inquiries from investors or media, please direct them to Jim Baker, SVP Corporate Affairs. In addition, we ask that all Blueprint employees refrain from any social media postings about the transaction until closing.

I am deeply grateful to have the opportunity to work with such an incredible group of colleagues, who challenge me, who I learn something new from every day, who help me think differently, who make me laugh, and who have shown up day after day to do the hard work. The work you do matters and most importantly, it matters to our patients and their families which is simply captured in the opening from a letter we received from a patient which said, “To my Heros at Blueprint Medicines.”

As we step into this next chapter, let’s stay grounded in who we are, open to what’s possible, and committed to moving forward with our patient-focused purpose. See you later today.

All the best,

Kate

Kate Haviland

President and Chief Executive Officer

Blueprint Medicines

Additional Information about the Proposed Transaction and Where to Find It

The tender offer referred to in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Sanofi and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Sanofi and its acquisition subsidiary will cause to be filed a tender offer statement on Schedule TO with the SEC, and Blueprint Medicines Corporation (the “Company”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY THE COMPANY’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of the Company by accessing www.blueprintmedicines.com or by contacting the Company’s Investor Relations contact at ir@blueprintmedicines.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements regarding, among other things, the proposed acquisition of the Company by Sanofi, the expected timetable for completing the transaction, and the Company’s future financial or operating performance. The Company generally identifies forward-looking statements by terminology such as “aim,” “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “opportunity,” “contemplate,” “potential,” “continue,” “target” or the negative of these terms or other similar words, although not all forward-looking statements contain such terms. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. These forward-looking statements are only predictions, and such statements are based on current expectations and projections about future events and trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; (ii) uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; (iii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (iv) the possibility that competing offers will be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; (vi) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (vii) unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; (viii) risks related to non-achievement of the contingent value right (“CVR”) milestones and that holders of the CVRs will not receive payments in respect of the CVRs; (ix) the risk that the marketing and sale of AYVAKIT/ AYVAKYT or any future approved drugs may be unsuccessful or less successful than anticipated, or that AYVAKIT/ AYVAKYT may not gain market acceptance by physicians, patients, third-party payors and others in the medical community; (x) the risk that the market opportunities for AYVAKIT/ AYVAKYT or the Company’s drug candidates are smaller than the Company estimates or that any approval that the Company obtains may be based on a narrower definition of the patient population that the Company anticipates; (xi) the risk of delay of any current or planned clinical trials or the development of the Company’s current or future drug candidates, including but not limited to BLU-808 and elenestinib; (xii) risks related to the Company’s ability to successfully demonstrate the safety and efficacy of its drug candidates and gain approval of its drug candidates on a timely basis, if at all; (xiii) preclinical and clinical results for the Company’s drug candidates may not support further development of such drug candidates either as monotherapies or in combination with other agents or may impact the anticipated timing of data or regulatory submissions; (xiv) the timing of the initiation of clinical trials and trial cohorts at clinical trial sites and patient enrollment rates may be delayed or slower than anticipated; (xv) actions of regulatory agencies may affect the Company’s approved drugs or its current or future drug candidates, including affecting the initiation, timing and progress of clinical trials, as well as the pricing of its drug candidates; (xvi) risks related to the Company’s ability to obtain, maintain and enforce patent and other intellectual property protection for its products and current or future drug candidates it is developing; (xvii) the success of the Company’s current and future collaborations, financing arrangements, partnerships or licensing and other arrangements; (xviii) risks related to the Company’s liquidity and financial position and the accuracy of its estimates of revenues, expenses, cash burn, and capital requirements; and (xix) those risks detailed in the Company’s most recent Annual Report on Form 10-K and subsequent reports filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. The Company cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.